Neovasc Announces Positive Interim Results from REDUCER-I Study

VANCOUVER and MINNEAPOLIS, via NEWMEDIAWIRE -- Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), today announced positive interim results of the REDUCER-I study during the PCR E-Course. Stefan Verheye, MD, PhD, ZNA Middelheim, Antwerp, Belgium presented the results of the trial during the Hotline and Innovation Session.

REDUCER-I is a multi-center, international, three-arm prospective and retrospective observational study enrolling up to 400 patients suffering from refractory angina. The patients included in the study have exhausted other treatment options including drug-therapy and represent a difficult-to-treat population. Today's presentation provided data from 241 patients enrolled in the study, with up to three years follow-up, making it the largest and longest duration Neovasc ReducerTM data set presented to date. The primary efficacy endpoint of the study is improvement in chest pain, or angina, as measured by the Canadian Cardiovascular Society ("CCS") grading system.

Highlights of the study included:

·        70% of patients saw improvement in their symptoms by at least 1 CCS Class that was maintained through 3 years.

·        34% of patients saw improvement in their symptoms by at least 2 CCS Classes that was maintained through 3 years.

·        Prior to treatment, ~70% of patients were CCS Class 3-4, the most severe classes of symptoms.

·        After treatment with Reducer through 2-year follow-up, ~16% of patients were CCS Class 3-4.

·        Patients experienced a 91% decrease in emergency department visits from the 12 months prior to baseline compared to 12 months after treatment with Reducer.

·        Less than 1% of patients experienced a device or procedure related major adverse event.

"We believe the results from the REDUCER-I study demonstrate that for patients suffering from the debilitating effects of refractory angina, Reducer therapy is safe and offers a sustained improvement in symptoms," said Dr. Verheye. "Today's findings reinforce the results of the COSIRA study published in the New England Journal of Medicine and align with the current European Society of Cardiology Guidelines for the treatment of chronic coronary syndromes."

About Reducer
The Reducer is CE-marked in the European Union for the treatment of refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies. It affects millions of patients worldwide, who typically lead severely restricted lives as a result of their disabling symptoms, and its incidence is growing. The Reducer provides relief of angina symptoms by altering blood flow within the myocardium of the heart and increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle.

While the Reducer is not approved for commercial use in the United States, the FDA granted Breakthrough Device designation to the Reducer in October 2018. The designation is granted by the FDA in order to expedite the development and review of a device that demonstrates compelling potential to provide a more effective treatment or diagnosis of life-threatening or irreversibly debilitating diseases. In addition, there must be no FDA approved treatments presently available, or the technology must offer significant advantages over existing approved alternatives. Refractory angina, resulting in continued symptoms despite maximal medical therapy and without revascularization options, is estimated to affect 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year. 1

1T. J. Povsic, S. Broderick, K. J. Anstrom et al., "Predictors of long‐term clinical endpoints in patients with refractory angina," Journal of the American Heart Association, vol. 4, no. 2, article e001287, 2015.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. The Company is a leader in the development of minimally invasive transcatheter mitral valve replacement technologies, and minimally invasive devices for the treatment of refractory angina. Its products include the Neovasc Reducer™, for the treatment of refractory angina, which is not currently commercially available in the United States (2 U.S. patients have been treated under Compassionate Use) and has been commercially available in Europe since 2015, and Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "plans", "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, statements regarding bringing the Reducer to the U.S. market, the growing incidence of refractory angina, the growing cardiovascular marketplace and the safety and efficacy of the Reducer therapy. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three and nine months ended September 30, 2019 (copies of which may be obtained at www.sedar.com or www.sec.gov). In particular, any pathway to U.S. market approval by the FDA carries considerable risk, and there can be no assurance that the PMA will be approved by the FDA in a timely manner or at all, or that the receipt of the Administrative Acceptance Review Notification by the Company means that the FDA will agree with the Company's substantive conclusions set forth in the PSA. In the event that the PMA is approved by the FDA, there can be no assurance that Neovasc will be successful in commencing commercialization of Reducer in the United States on a timely basis or at all, or of the total addressable market size for Reducer. These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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